Exhibit 12.01

VALERO L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Nine Months Ended September 30,		Years Ended December 31,
	2005		2004		2003		2002		2001		2000

Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$78,680		$77,074		$67,177		$52,350		$42,694		$35,968

Add:
Fixed charges	29,075		21,625		16,443		5,492		4,203		5,266
Amortization of capitalized interest	54		60		55		48		39		34

Distributions from joint ventures	2,488		1,373		2,803		3,590		2,874		4,658
Less: Interest capitalized	(564)		(192)		(123)		(255)		(298)		—
Total earnings	$109,733		$99,940		$86,355		$61,225		$49,512		$45,926

Fixed charges:
Interest expense (1)	$26,618		$20,630		$15,291		$4,968		$3,721		$5,181
Amortization of debt issuance costs	670		407		740		160		90		—
Interest capitalized	564		192		123		255		298		—
Rental expense interest factor (2)	1,223		396		289		109		94		85
Total fixed charges	$29,075		$21,625		$16,443		$5,492		$4,203		$5,266

Ratio of earnings to fixed charges	3.8	x	4.6	x	5.3	x	11.1	x	11.8	x	8.7	x

(1)   The “interest and other expense, net” reported in Valero L.P.’s consolidated statements of income for the nine months ended September 30, 2005 and the year ended December 31, 2004 includes investment income of $519,000 and $221,000, respectively and includes other expense of ($253,000) and ($134,000), respectively.

(2)   The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.